                        [PriceWaterhouse Coopers Letterhead]

July 28, 1998


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen:

We have read the statements made by The RiceX Company (Company), formerly Food Extrusion, Inc. (copy attached), which we understand was filed with the Commission, pursuant to Item 304 of Regulation S-B as part of the Company's From 10-SB/A dated May 18, 1998. We agree with the statements concerning or Firm in such Form 10-SB/A.

                                        Very truly yours,

                                        /s/ PriceWaterhouse Coopers LLP

                                        PriceWaterhouse Coopers LLP
                                        (Formerly Coopers & Lybrand L.L.P.)

ITEM 3.  CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS

     Coopers & Lybrand LLP ("C&L") were previously the principal accountants for the Company. On July 28, 1997, C&L's appointment as independent accountants was terminated and the Company engaged Price Waterhouse LLP as the Company's independent accountants. The Company's Board of Directors approved the decision to change accountants. The opinions of C&L on the balance sheet of the Company for the years ended December 31, 1996 and 1995, the statement of operations, shareholders' deficit, and cash flows for the Company for the period from May 9, 1989 to December 31, 1996, did not contain any adverse opinions or disclaimers or opinions, or modifications as to uncertainty, audit scope or accounting principles. There were no disagreements between the Company and C&L on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements if not resolved to the satisfaction of C&L would have caused it to make reference in the subject matter of the disagreements in connection with its report.